UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42647

ETORO GROUP LTD.
(Translation of registrant’s name into English)

30 Sheshet Hayamim St.,
Bnei Brak, Israel 5120261
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F  ☐

Explanatory Note
An Annual Meeting of Shareholders of eToro Group Ltd. (the “Company”), which also constitutes a separate class meeting of the holders of the Company’s Class B common shares (the “Meeting”), will be held on Tuesday, May 26, 2026, at 3:00 p.m. (Israel time), at the Company’s office located at 30 Sheshet Hayamim St., Bnei Brak, Israel.
In connection with the Meeting, the Company hereby furnishes the following documents:
(i)
Notice and Proxy Statement with respect to the Meeting, describing the proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a Proxy Card for use in connection with the Meeting.
The Notice and Proxy Statement are furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1, and the Proxy Card is furnished with this Form 6-K as Exhibit 99.2.
Incorporation By Reference
This Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-287430) (including any prospectuses forming a part of such registration statement), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ETORO GROUP LTD.
(Registrant)

Date:	April 21, 2026	By:	/s/ Johnathan Alexander Assia
Name: Johnathan Alexander Assia
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement for the Annual Meeting of Shareholders of the Company and a Meeting of Shareholders of Class B Common Shares to be held on May 26, 2026
99.2	Proxy Card for the Annual Meeting of Shareholders of the Company and a Meeting of Shareholders of Class B Common Shares to be held on May 26, 2026